Suite 409 – 221 W. Esplanade North Vancouver, BC V7M 3J3 Canada Telephone: (604) 973-0579 Facsimile: (604) 973-0280 www.macdonaldtuskey.com	CORPORATE AND SECURITIES LAWYERS

Reply Attention of	William L. Macdonald
Direct Tel.	604-973-0580
EMail Address	wmacdonald@wlmlaw.ca
Our File No.	16054-001

May 24, 2017

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:	John Reynolds, Assistant Director Office of Beverages, Apparel and Mining

Dear Sirs:

Re:	Bearing Resources Ltd. Registration Statement on Form F-4 Filed April 10, 2017 File No.: 333-217231

We are the solicitors for the Company. We refer to your letter of May 5, 2017 addressed to the Company with your comments on the Company's Registration Statement on Form F-4 filed on April 10, 2017. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Company Website

1.	We note the disclosure of historical estimates on your company website and in your March 2017 Corporate Presentation. Part 2 of the Companion Policy 43-101CP to National Instrument 43-101states that the cautionary statements required to be accompanied with a historical estimate must be provided each time a company discloses the historical estimate and with equal prominence to the historical estimate. Please tell us if you have complied with this guidance. Based on your response we may have additional comment.

Response: As the Company has recently filed a NI 43-101 compliant resource estimate for the Maricunga project, the resources are now considered current and no longer require the additional disclosure associated with historical estimates. Please see www.sedar.com for the filing.

2.	We note your disclosure of demonstrated recoveries of 88% of lithium from brine on your company website and in your March 2017 company presentation. Please tell us if these samples were collected from a mineral property in which you have an interest.

Response: The data was collected from the following sources, with the majority of the samples utilized being collected from the Maricunga project:

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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•	Li3 Energy website: The Research Institute Science and Technology (RIST) unit demonstrated that the technology produced yields of 80% lithium from brines, doubling the industry standard of 40% http://www.li3energy.com/about/strategic-investors/

•	In addition, it said the lithium recovery rate exceeded 80 per cent, compared with the industry standard of 40 to 50 per cent. http://www.theaustralian.com.au/business/mining-energy/posco-aims-to-drive-faster-lithium-processing/news-story/07b2727af15d88e89ee4fdfb6f4cd95a

•	The technology, which was developed by Posco's own research unit, also increases the lithium recovery rate from a maximum of 50% using traditional evaporation ponds to more than 80%, Posco. said. http://www.bnamericas.com/en/news/mining/posco-cuts-lithium-recovery-time-from-12-months-to-8-hours

General

3.	We note the second risk factor on page 38 and the second bullet point on page 42. Please revise to clarify the extent to which US holders will be subject to the 4 month restricted period. Clarify whether shares are expected to be traded on the OTCQB after the merger.

Response: The disclosure has been revised and clarified.

4.	Please provide the disclosure required by Item 6 of Schedule 14A for Li3, as required by Item 18(a)(5)(ii) of Form F-4.

Response: The requested disclosure has been provided throughout the F-4, including pages 15, 55, 56, 57, 141, and 142.

5.	Please disclose the material terms of the Maricunga Project joint venture agreement with Lithium Power International Limited and MSB and file the agreement as an exhibit to your filing.

Response: The requested disclosure has been provided and the agreement has been included as an exhibit to the amended filing.

6.	In an appropriate location of your filing please name all mineral properties in which you own or operate or intend to own or operate and clearly state which of these properties you consider to be material.

Response: The requested disclosure has been provided.

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7.	Please insert a small-scale map showing the location and access to each material property, as suggested in paragraph (b) (2) to Industry Guide 7. See also Instruction 3 to Item 102 of Regulation S-K and Instructions to Item 4.D. of Form 20-F.

Response: The requested disclosure has been provided.

8.	Please disclose the information regarding your land and mineral rights for each of your material properties pursuant to paragraph (b) (2) of Industry Guide 7. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property include the following information:

•	The nature of your ownership or interest in the property.

•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.

•	An outline of the process by which mineral rights are acquired at the location including details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.

•	An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.

•	Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration such that your claims may be distinguished from other claims that may exist in the area or your properties. If necessary, include this information as an exhibit to your filing.

•	The conditions that must be met to retain your rights, claims or leases, including the quantification and timing of all necessary payments.

•	The area of your claims, either in hectares or in acres.

Response: The requested disclosure has been provided. Please note that Bearing does not consider any of its current properties material. As such the only material property, which pertain to both Bearing and Li3, is the Maricunga property.

9.	Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property include the following information:

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•	The location and means of access to your property, including the modes of transportation utilized to and from the property.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•	A description of any work completed on the property and its present condition.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•	A description of equipment, infrastructure, and other facilities.

•	The current state of exploration of the property.

•	The total costs incurred to date and all planned future costs.

•	The source of power and water that can be utilized at the property.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Response: The requested disclosure has been provided and please refer to response #9..

Selected Unaudited Pro Forma Condensed Consolidated Financial Statements, page 32

10.	In your Statement of Loss and Comprehensive Loss Data at page 33, the Li3 Energy, Inc. (unaudited), Bearing Resources Inc. (unaudited) and Pro Forma Adjustments columns do not sum to the totals in the Pro forma consolidated balance column. Please revise.

Response: The adjustments and corrections have been made.

Comparative Historical per Share Data, page 34

11.	We note you present the historical net losses for Bearing and Li3 for the respective periods disclosed in your historical per share data. For each period presented, please present the historical earnings per share data for Bearing and Li3.

Response: The requested disclosure has been provided to the revised pro forma information..

12.	Please provide your calculation of Bearing’s book value per share as of October 31, 2016 and January 31, 2017. To the extent necessary, please revise this disclosure.

Response: The requested disclosure has been provided.

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13.	We note you have presented historical and pro forma net loss per share for the most recent interim period presented. Please also present in comparative columnar form, historical and pro forma net loss per share for the most recent fiscal year.

Response: The requested disclosure has been provided.

14.	Please disclose the equivalent pro forma per share data of the company being acquired. Refer to Item 3(f) of Form F-4, including the related Instructions to paragraph (e) and (f).

Response: The requested disclosure has been provided.

Cautionary Statement Regarding Forward-Looking Statements, page 35

15.	We note the statement that the proxy statement/prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. As this is the initial public offering of Bearing Resources, it appears that Bearing Resources is not eligible for the safe harbor. Please revise to clarify or advise.

Response: The statement has been revised to delete the reference to the Private Securities Litigation Reform Act of 1995

Risk Factors, page 36

Risk Factors Relating to the Business of Li3 or the Combined Company…, page 50

Bearings’ or Li3’s officers or directors may have conflicts of interest…, page 52

16.	Please disclose whether Bearings’ or Li3’s officers or directors currently have conflicts of interest. If so, revise to disclose those conflicts.

Response: The requested disclosure has been provided.

Proposal One - The Merger, page 57

17.	We note the statement that you do not intend the merger agreement to be a source of factual, business or operational information about the companies. Please note that it is inappropriate to state or imply that investors cannot rely on information in the filing. Please revise or remove the disclosure as appropriate. This comment also applies to the disclosure on page 66 under “The Agreement and Plan of Merger.”

Response: The noted disclosure/statement has been removed.

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18.	We note the last paragraph on page 57 and the implication that stockholders should not rely on statements such as representations and warranties. Please note it is inappropriate to limit investors´ reliance on such statements. Please revise or remove the limitation on reliance. This comment also applies to the disclosure on page 66 under “The Agreement and Plan of Merger.”

Response: The noted disclosure/statement has been removed.

Background of the Merger, page 58

19.	We note references to “the basic terms,” “initial draft,” “three iterative drafts,” and “the material terms and conditions.” However, you do not identify the material terms, open points and other significant matters that were discussed. Please revise your background discussion to clarify the terms and material changes to the agreement as the transaction progressed from the initial outline to the final agreement approved by the board.

Response: Additional disclosure has been provided in regards to the background of the merger.

20.	Where you discuss negotiations and discussions, including among “management” and “business and legal teams,” please revise to identify the significant representatives present in person or by phone or otherwise.

Response: The significant representative have been identified in the amended disclosure.

21.	As Mr. Cussen is chairman of the board of directors of Li3 and a director of Bearing, and Mr. Saenz is the CEO and a director of Li3 as well as an officer of Bearing, please disclose their involvement in the negotiation of this transaction. Include disclosure of whether and how the parties addressed conflicts of interest.

Response: Messrs. Cussen and Saenz did not participate in the negotiations on behalf of Bearing in any capacity. They solely represented Li3 in this regard. Their addition as directors and officers of Bearing is conditional upon the successful completion of the merger and if not successful they will be resigning from all positions with Bearing.

Li3’s Reasons for the Merger and the Recommendation of the Li3 Board, page 59

22.	Please identify Li3’s financial advisors.

Response: Li3 did not have any specific financial advisors engaged for the Merger, so such reference has been revised.

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Bearing’s Reasons for the Merger and the Recommendation of the Bearing Board, page 61

23.	Please revise to identify Bearing’s financial advisors.

Response: Bearing did not have any specific financial advisors engaged for the Merger, so such reference has been revised

Accounting Treatment of the Merger, page 63

24.	You disclose “Bearing will record all identifiable tangible and intangible assets acquired and liabilities assumed from Li3 at their respective fair values at the acquisition settlement date, which represents the date that Bearing will obtain control of Li3. If the purchase price exceeds the net fair value of such assets and liabilities, the difference will be recorded as goodwill.” This disclosure appears to indicate you will treat the merger as a business combination. However, we note your disclosure in Note 4 to the pro forma financial statements on page F-7 that you have accounted for the merger as an acquisition of net assets. Please revise the disclosures throughout the filing to consistently describe your accounting treatment of the transaction. In addition, to the extent you will not apply IFRS 3 to the merger, please provide the authoritative literature that supports your accounting for this transaction.

Response: The amended disclosure has been provided to clarify the treatment as an acquisition of assets and liabilities..

Interests of Certain Persons in the Merger, page 63

25.	Please revise to further clarify the vested interest that Messrs. Cussen and Saenz have in the completion of the merger. We also note the reference to “[f]or example…” Please disclose all material interests of Li3’s directors and executive officers.

Response: As note above in response to comment #21, Messrs. Cussen and Saenz addition as directors and officers of Bearing is conditional upon the successful completion of the merger and if not successful they will be resigning from all positions with Bearing. There is no compensatory or other arrangement with them predicated upon the successful completion of the merger, other than their continuation as directors and officers of Bearing. As such, their vested interest is limited to their interest as shareholders of Li3. Additional disclosure to this effect has been included.

Regulatory Clearances Required for the Merger, page 64

26.	Please revise to summarize material regulatory clearances required.

Response: The requested disclosure has been provided.

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The Agreement and Plan of Merger, page 66

Representations and Warranties, page 69

27.	Please revise to summarize the “certain changes and events since June 30, 2016” disclosed on pages 69 and 71.

Response: Our apologies, but clarification or additional information on the comment would be of assistance.

28.	We note the statements on page 84 and elsewhere that the merger “should” qualify as a reorganization. Please revise to clarify the extent to which there is uncertainty. For guidance see Section III.C.4. of Staff Legal Bulletin 19.

Response: Additional disclosure has been included on p.84 to discuss the level of uncertainty and the factors in such determination.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 106

29.	We note your description of the periods presented in the pro forma combined statements of operations and the date giving effect to the merger in the second paragraph under this heading are not consistent with the periods presented in the pro forma statements at pages F-3 and F-4 and the narrative disclosure of your basis of presentation at page F-5. Please revise your disclosure accordingly.

Response: The revised disclosure has been provided.

Pro Forma Consolidated Financial Statements, page F-1

Note 4. Pro Forma Assumptions and Adjustments, page F-7

30.	We note multiple adjustments have been combined and captured in a single line item in your pro forma consolidated statement of financial position. Please revise to present each material adjustment separately to provide a clear understanding of how the amounts included in the footnote correspond to the adjustments presented in the pro forma financial statements.

Response: The revised disclosure has been provided.

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31.	Your disclosure indicates the fair value of the shares of Bearing issuable was determined based on the market value of Bearing’s common shares at January 31, 2017. In your revised filing, please ensure use of the most recent stock price at the time of filing for determining the value of stock to be issued in the transaction.

Response: The revised disclosure has been provided.

32.	Please tell us why you believe the transactions described in Note 4(iv) and 4(v) are directly attributable to the merger. To the extent these items are not directly attributable to the merger, please revise the pro forma financial statements to remove the related adjustments.

Response: The Notes have been deleted.

Li3’s Business, page 108

33.	Considering the Maricunga Project joint venture agreement with Lithium Power International Limited and MSB please clarify for us the percent ownership interest of Li3 Energy, Inc. in the Maricunga Project and if necessary revise your filing to clarify. In your response, clarify the ownership interest in the SLM Litio 1-6 concessions and the Cocina concessions.

Response: The amended F-4 has been revised to clarify the Maricunga joint venture interests and the holding of the underlying concessions. Specifically, under the terms of the Maricunga JV, Li3 will hold a direct 17.67% investment in MSB SA, the JV entity. MSB SA owns 100% of the Maricunga Project, consisting of 96% of the SLM Litio 1-6 concessions (4% is held by private individuals) and 100% of the Cocina mining concessions and several other properties adjacent to these concessions which were contributed to the Maricunga JV by MSB and LPI. The current shareholders of MSB SA are Minera Li 36.05%, MSB 13.95% and LPI 50%. Therefore, Li3 currently holds its 17.67% interest in the Maricunga Project via its 49% investment in Minera Li (49% x 36.05%). Following the planned dissolution of Minera Li, Li3 will then receive a 49% interest in Minera Li’s shares in MSB SA (resulting in a 17.67% interest), with MSB receiving 51%.

34.	We note your disclosure on page 111 regarding lithium extraction technologies with recoveries greater than 80%. Please tell us if these samples were collected from a mineral property in which you have an interest and, if not, revise your disclosure to clarify.

Response: Please see response to comment #1 above. In addition, the samples providing results in March 2013 were collected from the Maricunga Project. The samples providing results in 2015 were collected from property in which Li3 has no interest.

35.	Please tell us if you have any agreements in place with POSCO to use their lithium extraction technologies and if so file the agreements as an exhibit to your filing. If not, revise your disclosure to clarify.

Response: Li3 has confirmed that they currently do not have any agreements in place with POSCO to use their lithium extraction technologies, and revised disclosure has been included to clarify such.

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36.	Revise to include a detailed summary of past exploration results for the Maricunga project. In your revision clearly distinguish between work performed on the SLM Litio 1-6 concessions and the Cocina concessions. We suggest including tables to summarize assay results and pump test results.

Response: A more detailed summary of past exploration work has been provided, with the inclusion of relevant assay results from such programs.

37.	Additionally, please discuss the quality assurance program associated with the exploration work performed on the Maricunga project including sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans of your filing. If the quality assurance program is unknown, please include a statement clarifying the relevance and reliability of the data.

Response: Additional disclosure has been included to discuss the QC/QP programs that have been and will be utilized for the exploration programs.

38.	Please expand your disclosure concerning the exploration plans for the properties as required by paragraph (b) (4 (i) of Industry Guide 7. The exploration plan should address the following points:

•	Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•	If there is a phased program planned, briefly outline all phases.

•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

•	Disclose how the exploration program will be funded.

•	Identify who will be conducting any proposed exploration work and disclose their qualifications.

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Response: Expanded disclosure has been provided for in regards to the exploration plan for the Maricunga project, which will be the only property slated for exploration following closing of the merger, if approved.

39.	Please revise to expand your discussion of governmental regulation of Li3, including the mining and environmental laws and regulations to which you are subject. See Item 4.B.8. of Form 20-F as required by Item 14(a) of Form F-4. Please also disclose this information for Bearing in an appropriate location in the registration statement.

Response: Li3 is of the view that the governmental regulation disclosure is quite extensive, and response to Item 4.B.8. of Form 20-F. However, additional disclosure has been included as well. We have not provided additional disclosure for Bearing because it does not currently hold any material properties.

Management’s Discussion and Analysis of Li3’s Financial Condition and Results of Operations, page 118

Results of Operations, page 119

40.	We note Li3 has experienced significant changes in losses related to the equity investment in Minera Li in each of the comparative periods presented. For each of the respective comparative discussions at pages 119, 121 and 122, please expand your disclosure to discuss the underlying drivers and factors that contributed to the changes in losses attributable to the Minera Li equity method investment.

Response: Revised disclosure has been provided given the addition of updated financial statements..

Bearing’s Business, page 128

Description of the Business, page 128

41.	We note your disclosure on page 133 that the Maricunga project located in Chile is one of the highest-grade lithium brine development opportunities in the Americas. Please tell us how you made the determination that the Maricunga project is one of the highest-grade lithium brine development projects.

Response: The Company advises that such determination was made by evaluating publicly-available for all advanced lithium projects in the Americas, namely Chile and Argentina. For Chile, the only advanced assets are those located in the Salar de Atacama, namely the operations of Rockwood Lithium (jointly owned by Albemarle and Tianqi) and SQM. In the determination of this statement, the selection criteria included projects with a resource estimate (NI 43-101 or JORC compliant) through to those in development (excluding assets in production). Projects included in the selection criteria included:

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Lithium America’s Cauchari project

Galaxy’s Sal de Vida project

Lithium X’s Los Angeles project

Advantage Lithium’s Cauchari project

Energi’s (now LSC Lithium) Rincon project

Of the projects listed and reviewed, none of the projects in Argentina had a resource or reserve grade that exceeded the Maricunga’s (1,250 mg/L Li)

42.

Please provide additional disclosure related to the Maricunga project permits including a summary of material permits for both exploration and exploitation. In your response provide the status of each permit. If necessary we suggest providing this information in a tabular format.

Response: The requested additional disclosure has been provided.

Management’s Discussion and Analysis of Bearing’s Financial Condition and Results of Operations, page 133

43.	You state on page 134 that as of January 31, 2017, you had cash on hand of $1,856,756. However, the balance per your January 31, 2017 condensed consolidated interim statement of financial position is $2,516,943. Please revise.

Response: The revised disclosure has been provided.

For the year ended October 31, 2016 compared to the year ended October 31, 2015, page 136

44.	We note your discussion of the total comprehensive gain of $18,722 during the three months ended October 31, 2016. Since these financial statements are not included in the filing, please tell us why you believe this disclosure is appropriate for inclusion in your management’s discussion and analysis.

Response: That reference/analysis has been removed from the amended F-4.

Security Ownership of Certain Beneficial Owners and Management, page 141

45.	Please identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held in the name of POSCO Canada Ltd. and Calcata Sociedad Anonima S.A.

Response: The requested information has been included in the amended F-4.

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Bearing Resources Ltd.

Consolidated Financial Statements for the Years Ended October 31, 2016 and 2015

Independent Auditor’s Report, page B-2

46.	Please refer to the Instructions to Item 8.A.2 and Item 17(c) of Form 20-F and obtain a revised independent auditor’s report that:

	•	indicates that the audit was performed in accordance with the standards of the Public Company Accounting Oversight Board (United States),

	•	indicates management’s responsibility that the financial statements are in accordance with IFRS as issued by the IASB;

	•	includes an opinion on whether the financial statements comply with IFRS as issued by the IASB.

Response: A revised auditors’ report has been included with the amended F-4.

Li3 Energy Inc.

Audited Consolidated Financial Statements for the Fiscal Years Ended June 30, 2016 and June 30, 2015

Note 13. Subsequent Events, page D-20

47.

We note that MSB and Minera Li entered into an agreement with Lithium Power International Limited (LPI) to contribute the Maricunga lithium brine assets into a new formed joint venture. Your disclosure also indicates that Li3 owns a direct 17.67% equity interest in the joint venture as a result of the agreement. Please tell us how Li3 is accounting for its participation in this new joint venture and identify where the investment in the new JV is located in the summarized financial information of Minera Li at Note 4. Please also clarify how the 17.67% equity interest disclosed here is consistent with the disclosure at page 108 which states that “we are focused on further exploring, developing and commercializing our 49% interest in the Maricunga Project.”

Response: Upon dissolution of Minera Li, Li3 intends to account for its 17.67% ownership in the joint venture using the equity method. A discussion of the new joint venture has been included in the summarized financial information of Minera Li at Note 4 and in Note 5 (Related Party Transactions). The disclosure on page 108 has also been revised to clarify how the 17.67% equity interest related to Li3’s 49% interest in the Maricunga Project.

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In submitting this response, we will ensure that Company provides a written acknowledgement that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

W.L. MACDONALD LAW CORPORATION

	Per:	/s/ William L. Macdonald
William L. Macdonald

WLM/sk

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